Exhibit 99.2

QWEST COMMUNICATIONS INTERNATIONAL INC.

QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS(1)

(UNAUDITED)

	2010		2009				2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(Dollars in millions)
Operating revenue	$2,930	$2,966	$2,994	$3,054	$3,090	$3,173	$3,315	$3,379	$3,382	$3,399
Operating expenses:
Cost of sales (exclusive of depreciation and amortization)	940	941	1,017	1,029	1,028	1,014	1,106	1,330	1,246	1,274
Selling	428	440	453	455	493	543	545	572	526	545
General, administrative and other operating	505	472	495	504	500	494	504	424	468	484
Depreciation and amortization	548	545	579	581	578	573	601	599	578	576

Total operating expenses	2,421	2,398	2,544	2,569	2,599	2,624	2,756	2,925	2,818	2,879

Operating income	509	568	450	485	491	549	559	454	564	520

Other expense (income)—net:
Interest expense—net	265	279	279	274	276	260	264	263	270	272
Loss on early retirement of debt	—	42	—	—	—	—	—	—	—	—
Other—net	(22)	—	(6)	—	(2)	(9)	5	(27)	(4)	3

Total other expense (income)—net	243	321	273	274	274	251	269	236	266	275

Income before income taxes	266	247	177	211	217	298	290	218	298	245
Income tax expense	108	209	69	75	5	92	113	73	118	95

Net income	$158	$38	$108	$136	$212	$206	$177	$145	$180	$150

(1)	We have reclassified certain prior year amounts to conform to the current quarter presentation.